ANDREAS WOLLEIN
ASSISTANT TO CFO & INVESTOR RELATIONS MANAGER
ÖSTERREICHISCHE ELEKTRIZITÄTSWIRTSCHAFTS-AG
(VERBUND)

Vienna, November 6th, 2002

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street NW
Washington DC 20459
USA


02055988

Attn: Special Counsel / Office of International Corporate Finance

Österreichische Elektrizitätswirtschafts

Re: Rule 12g3-2(b) File No. 82-4381

Ladies and Gentlemen,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") pursuant to the exemption from the Securities Exchange Act of 1934 afforded by Rule 12g3-2(be) thereunder.

This information is being furnished under Paragraph (b) of Rule 12g3-2, with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such information and documents shall constitute an admission for any purpose that Österreichische Elektrizitätswirtschafts-AG is subject to the Exchange Act.

Very truly yours

Andreas Wollein
Investor Relations Manager

dlw 11/26

Encl.: Letter to Shareholders Quarter 3/2002

A-1010 VIENNA, AM HOF 6A, PHONE: (+431) 53113-52720, FAX: (+431) 53113-52709
E-MAIL: WOLLEINA@VERBUND.AT

Letter to shareholders - Quarter 3/2002


Verbund



Vienna, November 2002

Dear Shareholder,

The overall economic situation for the business year 2002 has not improved since the release of our good half-yearly results. All the relevant economic indicators fail to show any substantial recovery of the global economy for the immediate future. Slow economic growth, together with a stagnating growth in consumption in the electricity sector, has a dampening effect on the business development of Verbund. But there are also other external factors, which come into play in the third quarter of 2002, that add to the economic woes of the group.

The "flood of the century", in August this year, caused short-term generation losses, especially at the run-of-river stations along the Danube, which have been countered only partially by optimizing the entire generation park. Moreover, various power plants suffered direct consequential damage, which requires additional repairs and investment over the following years. Overall, the flood caused damage in the amount of approx. EUR 20 million.

Domestic water supply, which is crucial to the development of the group result, on the long-term average in this business year, but still considerably lower than the excellent levels of previous years. A decrease in water supply leads to fewer opportunities for generating revenue from marketed energy of the group. Over the short term, any energy shortfalls will have to be compensated with purchases on the international market at higher prices.

The continuing negative trends on the capital markets entailed, compulsory under IAS, the devaluation of the pension fund assets to the lower market value. This caused staff expenses to rise accordingly.

The operating result for the quarter 1-3/2002 is only 1.4 % below the result for the quarter 1-3/2001, despite the economic difficulties outlined above. This is a clear follow-up on the excellent quarterly result of the previous year. It shows that Verbund has consistently availed itself of the market opportunities presented by the liberalized European electricity market, and continues to do so, and that it has profited from its rigorous cost management implemented several years ago.

It also bears mentioning that wholesale prices are still rising, compared to last year (even though this growth is more moderate than in previous years), as are the sales volumes in Germany and Italy, two foreign markets crucial to Verbund. Furthermore, the business-customer segment, which accounts for more than 70% of the domestic electricity market, has seen a successful development. Compared to the same period of last year, we achieved in this market segment a considerable increase in sales with prices rising at the same time.

Sales to provincial companies have been stabilized at a high level and have now reached again the pre-deregulation level in terms of volume. Overall, we have widened our marketing mix in Austria, thus reducing significantly our marketing risk.

The positive development of the group result and, thus, of earnings per share is good news, despite the strong Swiss franc. At the end of the quarter 3/2002, earnings per share have reached a level almost equivalent to the value achieved in the entire year 2001; according to current forecasts, earnings per share will significantly overshoot last year's level.



The project "Austrian Electricity Solution" has made headway: it comprises the major energy-utility companies of Austria, Verbund and the EnergieAllianz partner companies EVN, Wienstrom, EnAG, Linz AG and BEWAG. Following approval by the anti-trust authorities, the Austrian Electricity Solution will be implemented speedily. Verbund reckons that the Austrian Electricity Solution will create sustainable synergies in the amount of EUR 39 million per year. By implementing the Austrian Electricity Solution (following the international trend towards vertical and horizontal integration), we would create a sustainable and competitive electricity-service provider that could hold its own against the major European electricity utilities.


Dipl.-Ing. Hans Haider


Dr. Michael Pistauer


Dr. Johann Sereinig

Outlook

Verbund will continue its successful strategy in the deregulated European electricity market consistently. This strategy is based on the following pillars: concentration on the core business of energy services, the focus on environmentally-friendly generation from hydropower in conjunction with the generation of thermal power as a means to optimize the use of power-plants, the further strengthening of the company's market position at home and in Europe in trade and distribution, the expansion of the grid area to ensure optimal use and supply of energy and the consistent focus of the group on the sustainable increase of goodwill in all segments.

Based on such strategy, we expect further corporate growth, despite the difficult overall economic situation. According to current forecasts, the operating result 2002 will be slightly lower than last year's excellent result, because of flood damage, the reduction in own generation brought on by a drop in water supply, and because of obligations to make further contributions to the pension fund. The result is supported by favorable sales in Austria and abroad, coupled with a rigorous system of cost management.

The group result, however, based on current forecasts, will show a significantly improved trend compared to the previous year. Earnings per share have almost reached the level of the entire previous year as of the end of the quarter 3/2002.

One crucial strategic component in the quarter 4/2002 will be the project "Austrian Electricity Solution". The alliance between Verbund and the companies of EnergieAllianz is expected to be vetted by the European anti-trust authorities following the conclusion of the specific individual contracts. A decision will likely be taken in the quarter 1/2003 or later. The Austrian Electricity Solution is a first crucial step towards the consolidation of the Austrian electricity market, which is, by international comparison, quite fragmented.



Result for Quarter 1-3/2002

Clear upward trend in sales revenue continues

Group sales revenue were increased by EUR 346.6 million, or 30.0 %, in the quarter 1-3/2002, compared to the same period last year. Specifically, electricity sales have climbed by EUR 386.6 million, or 43.3 %. The increase in volume sales, compared to the previous period, accounted for 12,794 GWh or 32.7 %. This positive development was mainly due to the significant increase in business with customers abroad (an improvement of EUR 319.5 million, or 68.0 %). Internationally, Verbund managed to expand its business in the reselling markets of Germany, Italy and France, and it also increased its trading volume (somewhat muted in the quarter 3/2002) of external electricity substantially. The segment of domestic business customers also saw increases (EUR 42.8 million or 72.1 %). In preparation of the Austrian Electricity Solution, business with domestic resellers saw an increase in sales of EUR 16.8 million (5.5 %) as a result of closer cooperation with the partners. The decline in grid sales by EUR 32.0 million, or 14.4 %, is the result of the deconsolidation of grid operations by the former subsidiary STEG in connection with the strategic partnership Verbund/ESTAG.

Increased expenses for electricity purchases and fuels

The rise in expenses related to electricity and grid purchases by EUR 344.8 million, or 74.6%, is primarily the result of the vigorous expansion of trade in external electricity. Own generation from hydropower remained at previous-year levels, despite the integration of STEWEAG hydropower plants, due to reduced water supply. Fuel expenses were up from the same period last year, essentially because of the newly acquired thermal power plants in Styria, by EUR 7.6 million, or 14.0%.

Payroll and related expenses reduced

Payroll expenses including ancillary costs have been reduced by EUR 19.2 million, or 8.4%, despite an approx. 2.3% pay increase in the collective agreement, which was made possible by continued staff cutbacks (-237 employees) and early-retirement provisions, which have been reduced over the last year. But negative trends on the stock exchanges required the creation of a valuation related provision connected to the pension fund assets in the amount of EUR 13 million.

Other operating expenses up

The increase in other operating expenses resulted primarily from the creation of provisions for dealing with the damage caused by the recent floods in the amount of approx. EUR 11.5 million. In addition, the power plants acquired in connection with the strategic partnership necessitated additional expenditure for maintenance/repairs.

Operating result slightly below last year's level

Compared to the previous period, the operating result decreased only insignificantly by EUR 3.0 million, or 1.45%. The improvement in electricity sales is offset by increased expenses, as a result of the damage caused by the floods, reduced water supply and a provision connected to the pension fund assets. The positive sales situation in the electricity business, therefore, does not affect the operating result.

Financial result markedly improved

During the quarter 1-3/2002, the group financial result was improved by EUR 17.9 million, or 18.7 %, over the same period of last year. The positive development of interest income/expenses (EUR 10.2 million, or 11.0 %) includes the expense-reducing reversal of a provision for financing cost in connection with a planned acquisition of shares in the amount of EUR 14.8 million. The decline in income/expenses from securities by EUR 6.9 million was triggered by the negative stock-market trends and valuation losses as a result. The reduction in exchange gains/losses by EUR 6.0 million, or 31.1 %, is primarily due to lower exchange losses resulting from the valuation of CHF-denominated financial obligations. The significant increase in other income/expenses of EUR 11.4 million includes one-off dividend



earnings of EUR 12.1 million in connection with the STEWEAG/STEG cooperation.

Income tax expenses down

Income tax expenses, slightly down on the previous year, despite the rise in profit before tax, are essentially the result of the write-down of the goodwill of STEG having been eliminated, which is not recognized under tax law, and tax-free investment income.

Group result up significantly

The financial result, which was up significantly over the previous year, and the operating result, which is down only slightly, has raised profit before taxes by EUR 14.8 million, or 11.5%, and profit after taxes by EUR 15.0 million, or 17.2%. The group result even rose by EUR 25.6 million, or 30.3%, because the losses at the subsidiary ATP are borne by the shareholders on a pro-rated basis.

Cash flow

Operative cash flow fell by EUR 26.0 million, or 9.5%, down to EUR 247.2 million, despite the positive development of the result. This can be explained, essentially, by payouts for early-retirement provisions set up in previous periods and tax payments not related to this specific period. The cash flow from investment activities is, essentially, the result of the sale of both long and short-term securities and the reduction in loans. Cash flow from financing activities has dropped sharply from the same period last year. The positive cash flows from operating activity and investment activities were used for the repayment of long and short-term financial obligations.

Result for Quarter 3/2002

Sales revenue

Sales revenue in the quarter 3/2002 was increased, on the same period of the previous year, by EUR 40.1 million, or 10.2%. Compared to the quarter 1-2/2002, trade in external electricity was declining in the quarter 3/2002. The quarter 3/2002 accounts for 28.8% of the sales generated thus far.

Expenses for electricity purchases

More rigorous trading activities resulted in an increase in electricity purchases.

Payroll and related expenses

Negative trends on the stock exchanges required the creation of a valuation related provision connected to the pension fund assets in the amount of EUR 13 million. By contrast, the previous year included an increase of the early-retirement provisions, set up in the first half of the year, in the amount of EUR 10 million.

Other operating expenses

Other operating expenses for the quarter 3/2002 include provisions for flood damage in the amount of approx. EUR 11.5 million. In addition to this, expenses in the amount of EUR 1.4 million were allocated for regulator fees.

Financial result

The improvement in the finance result of the quarter 3/2002 is primarily due to lower exchange-rate losses from the foreign-currency valuation in connection with CHF-denominated financial obligations.

GROUP - INCOME STATEMENT - IAS				TEUR
3/2002	3/2001		1-3/2002	1-3/2001
358,487	311,131	Electricity sales	1,280,279	893,686
66,192	68,214	Grid sales	190,533	222,495
7,684	12,950	Other items	29,955	37,959
432,363	392,295	1. Sales revenue	1,500,767	1,154,140
-562	6,487	2. Changes in inventory	1,000	5,320
1,730	-10,765	3. Own work capitalized	4,756	-6,641
12,223	14,497	4. Other operating income	40,456	45,079
-198,559	-169,623	5. Electricity and grid purchases	-807,242	-462,409
-13,350	-14,536	6. Fuel expenses and other purchased services	-61,448	-53,898
-69,969	-65,284	7. Payroll and related expenses	-210,110	-229,273
0	-2,095	8. Amortization of goodwill	-155	-6,290
-48,067	-46,062	9. Depreciation and amortization of property, plant and equipment and intangible assets	-144,988	-136,552
-46,950	-27,848	10. Other operating expenses	-101,957	-85,346
68,859	77,066	Operating result	221,079	224,130
-33,613	-27,925	1. Interest income/expenses	-83,082	-93,322
-2,262	0	2. Income/expenses from securities	-8,265	0
5,363	3,603	3. Income/expenses from associated companies	7,877	10,808
-7,560	-17,159	4. Foreign-exchange gains/losses	-13,296	-19,300
37	-823	5. Other revenues/expenses	18,962	6,143
-38,035	-42,305	Financial result (Total 1. - 5.)	-77,804	-95,671
30,824	34,761	Profit before tax	143,275	128,459
-10,058	-10,849	Taxes on income	-40,884	-41,089
20,766	23,912	Profit after tax	102,391	87,370
7,797	-1,535	Minority interests	7,787	-2,812
28,563	22,377	Group result	110,178	84,558

DEVELOPMENT OF GROUP SHAREHOLDERS' EQUITY					TEUR
	Share capital	Capital reserves	Profit reserves	Own shares	Total equity
As of 01.01.2002	223,978	10,936	778,316	-3,257	1,009,973
Changes in companies consolidated			28,854		28,854
Successive acquisitions			32		32
Shares purchased				-4,106	-4,106
Shareholders' equ./change in cash-flow hedge			825		825
less dividend			-38,484		-38,484
Group result			110,180		110,180
As of 30.09.2002	223,978	10,936	879,723	-7,363	1,107,274

CONSOLIDATED BALANCE SHEET AS OF 30.09.2002 ACC. TO IAS

TEUR

Assets	30.09.2002	31.12.2001
NON-CURRENT ASSETS		
1. Intangible assets	11,083	30,139
2. Goodwill	388	41,690
3. Property, plant and equipment	4,361,475	4,200,329
4. Participating interests	716,196	428,429
5. Other long-term investments	1,563,110	1,711,644
6. Deferred tax assets	0	78,726
	6,652,252	6,490,957
CURRENT ASSETS		
1. Inventories	32,386	21,610
2. Accounts receivable - trade	170,431	137,535
3. Receivables from affiliated comp.	17,911	19,149
4. Other receivables and assets	67,901	76,496
5. Securities	16,460	104,947
6. Cash and cash equivalents	34,435	226,485
7. Prepaid expenses and deferred charges	3,097	3,084
	342,621	589,306
TOTAL ASSETS	6,994,873	7,080,263

Liabilities	30.09.2002	31.12.2001
SHAREHOLDERS' CAPITAL		
1. Nominal capital and capital reserves	234,914	234,914
2. Earnings reserves	879,723	778,316
3. Own shares	-7,363	-3,257
	1,107,274	1,009,973
MINORITY INTERESTS	124,484	127,814
LONG-TERM LIABILITIES		
1. Financial obligations	3,255,979	3,597,611
2. Provisions and liabilities	640,770	729,691
3. Deferred tax liabilities	27,195	0
4. Contribution to building costs and deferred income	746,351	786,070
	4,670,295	5,113,372
SHORT-TERM LIABILITIES		
1. Financial obligations	531,667	447,429
2. Provisions	325,294	260,578
3. Other liabilities	188,315	56,878
4. Accounts payable - trade	34,154	44,568
5. Advance payments from customers	8,437	14,227
6. Deferred income and assets	4,953	5,431
	1,092,820	829,104
TOTAL LIABILITIES	6,994,873	7,080,263

CONSOLIDATED CASH-FLOW STATEMENT ACC. TO IAS

TEUR

	1-3/2002	1-3/2001
Cash flow from operating activity	247,200	273,167
Cash flow from investment activities	2,839	142,064
Cash flow from financing activities	-295,586	-215,641
Change to cash and cash items	-45,547	199,590
Change in cash from changes in no. of consolidated companies	-146,503	
Cash and cash items as of 31.12.	226,485	90,216
Cash and cash items as of 31.09.	34,435	289,806

FINANCIAL RATIOS

	1-3/2002	1-3/2001
Hydro coefficient	1.00	1.08
EBITDA margin/ EBITDA margin excl. external-electricity trade	24.4 %/38.5 %	30.6 %/37.9 %
EBIT margin/ EBIT margin excl. external-electricity trade	14.7 %/23.1 %	18.7 %/23.1 %
Earnings per share [1]	3.58	2.74
Average number of shares outstanding [1]	30,772,115	30,809,617
Average number of employees	2,839	3,076
Personnel expenses as % of total sales revenue	14.0 %	19.9 %

1) diluted = non-diluted



Electricity business: Sales up across all market segments

In the quarter 1-3/2002, electricity sales were up by 32.6%, to 51,976 GWh. Business with foreign customers more than doubled, but the segment of domestic customers also saw increases. Foreign customers now account for almost three-fifths of the sales total. Most of the international trading business is based on standard products. The expansion of business on the reseller and end-customer markets abroad also contributed to the increase. Growth in the domestic market was mainly due to additional market share in the end-customer market and to an increase in sales to resellers.

The output of hydropower plants was slightly above the levels for the previous year. But the increase in output from the integration of the STEWEAG hydropower plants was limited by water supply that was substantially lower than that of the previous year. Hydraulic generation accounts for 88.8% of total own generation throughout the period under review. The dynamic trends in the external-electricity trade market help explain the significant rise in electricity purchases.

ELECTRICITY BALANCE			GWh
Generation	1-3/2002	1-3/2001	Change %
Hydropower plants	19,748	19,593	0.7
Thermal power plants	2,490	2,220	12.2
Total own generation	22,238	21,813	1.9
Purchase PEC-Austria	1,693	2,040	-17.0
Total domestic generation	23,931	23,853	0.3
PEC-abroad & traders	28,045	15,329	82.9
Group total	51,976	39,182	32.6
Use	1-3/2002	1-3/2001	Change %
Sales PEC-Austria	15,997	15,103	5.9
End-customers/industry, ÖBB	3,285	2,510	30.8
Sales to dom. customers	19,282	17,613	9.4
Operative requirements	1,179	938	25.7
Domestic consumption	20,461	18,551	10.3
PEC-abroad & traders	31,515	20,631	52.7
Group total	51,976	39,182	32.6

The group's electricity sales for the quarter 1-3/2002 accounted for EUR 1,280.3 million and are 43.3% above the previous year, due to the growth in sales. With EUR 789.6 million, activities abroad make up 61.7% of sales.



Generation: Reduced water supply and floods throttle hydropower generation

The gross output of the 89 hydropower plants of VERBUND-Austrian Hydro Power (AHP) came to 18,034 GWh in the quarter 1-3/2002. This includes the generation of the power-plant group of Styria, which has been connected since the start of the year - the group comprises the hydropower plants taken over from STEG and STEWEAG. As a result of the reduced water supply, compared to the previous year, and generation losses during the recent floods, generation is now about 7.4 % below the level achieved last year without the power-plant group of Styria (Quarter 3/2002: 6,323 GWh or -4.7 %).

August saw the worst flooding of the Danube since the existence of the power plants. Using the hydrologic forecast system of Verbund, it was possible to predict the extreme water levels and to take necessary countermeasures in due time. Despite the extraordinary efforts of all employees, the floods caused severe structural damage, but without any risks for the safety of the population.

The gross output of the thermal power plants of VERBUND-Austrian Thermal Power GmbH & CoKG (ATP) amounted to a total of 2,704 GWh during the quarter 1-3/2002. In the quarter 3/2002 generation output came to 556 GWh and grid bottleneck situations were counterbalanced using the power-station units Werndorf 2 and Mellach.

Transmission: APG to profit from its location in Central Europe - will create more flexible market conditions

In the quarter 1-3/2002, an energy volume of 25,046 GWh was transmitted over the extra-high voltage grid of VERBUND-Austrian Power Grid AG (APG). This constitutes an increase of 2.2 % in the total volume transmitted over the quarter 1-3/2001.

Sales revenue from the transmission grid of APG was up to EUR 224.4 million during the quarter 1-3/2002, compared to EUR 210.9 million for the same period in 2001. This was brought on by an increase in the clearing-relevant quantities transported as well as the clearing of regulator fees (offset by the costs of the regulator on the expenditure side), post-clearing from the previous year and revenue from cross-border clearing.

The number of applications for transmission services, i.e., energy-transport services spanning several control areas of licensed customers, amounted to 26,626 in the quarter 1-3/2002; of these only six applications had to be rejected for reasons of capacity.

Cross Border Tariff (CBT)

Since joining the European Transmission System Operator (ETSO) CBT agreement on May 1, 2002, APG has been able to generate additional grid sales from the international use of its extra-high voltage grid. Given its central position within the European grid, the extra-high voltage grid of APG is increasingly used for international electricity trading. Monthly sales are derived from such transits and the ETSO-CBT compensation fund. Currently, there is an international approval process underway for a modified model, but APG, due to the geographical location of its grid, will remain a net recipient. In addition, we expect an increase in the international use of the grid as a result of the growing market development in southern and eastern Europe. The remai-



ning revenue at APG from the CBT mechanism accounted for approx. EUR 0.98 million in May, approx. EUR 0.55 million in June, approx. EUR 0.85 million in July and EUR 0.49 million in August. This is roughly in line with expectations.

Multi Time Frame System (MTFS)

The Austrian control-area manager APG and the German control-area manager RWE-Net took an additional, joint, step towards creating a flexible European electricity market. On October 1, 2002, the technical and organizational groundwork was laid to exchange electrical energy between the control areas of Austria and Germany every 15 minutes. In Europe, so far, there have been exchanges only in hourly intervals. This will allow electricity trade to respond more selectively to the consumption of customers, thus forming a basis for creating an international market for balancing-energy across several control areas.

Upgrading and extending the grid

Due to the heavy loads on the inner-Austrian 220-kV north-south lines, which require bottleneck-management measures, the establishment of a 380-kV line from the southern part of Burgenland ("Südburgenland") to Kainachtal will be pursued further. Work on defining the transmission line is to commence some time at the end of this year. This transmission line will then be subjected to public debate as part of an environmental impact analysis.

The Verbund share

STOCK RATIOS			
Ratio	Unit	1-3/2002	1-3/2001
Peak price	EUR	97.08	134.00
Lowest price	EUR	70.05	90.30
Closing price	EUR	71.30	93.00
Performance	%	-15.12	-13.89
Market capitalization	EUR million	2,197.47	2,866.26
Stock-exchange turnover	EUR million	523.76	694.32
Stock-exchange turnover/day	Units	33,078.27	33,056.66

RELATIVE SHARE-PRICE DEVELOPMENT (1-3/2002)


120
110
100
90
80
70
01.01.
01.04.
01.07.
01.10.
Verbund share
ATX
Euro Stoxx 600 Utilities

PRELIMINARY CAPITAL MARKET SCHEDULE 2003	
Result for 1-4/2002	25.02.2003

Verbund share hit by stock-market crisis

The Verbund share went into the stock-exchange year 2002 with a price of EUR 84.00 after reaching its lowest point in November 2001 at EUR 71.29 as a result of the initial conversion of the Morgan Stanley Capital Index (MSCI) Austria to freely floated shares. Throughout the quarter 1/2002, the Verbund share showed very positive trends. Prior to publishing the annual results for 2001, for which analysts had had a positive forecast, Verbund shares became subject to increased demand in January. The excellent result for 2001 was presented on February 25, 2002. It was only because of uncertainty revolving around the future strategic partnerships of Verbund that prevented a further increase in the share price from that point forward.

In the quarter 2/2002, the Verbund share climbed to EUR 97.08 following the announcement of the share buyback program. But then the second and final stages in the conversion of the MSCI index to freely floated shares on May 31, 2002, resulted in a drop in share price, bringing it down to the level of the start of the year. The publication of the positive results for the quarter 1/2002 brought with it a new stimulus; at that time, the Verbund share was still shielded from the mood of crisis prevalent on international stock exchanges.

In the quarter 3/2002, the uncertain geopolitical situation, the weak overall economic environment and negative profit forecasts and corporate news sent the leading stock-market indexes into a tailspin, which, as a result, reached lows that had been unheard of for years. The Dow Jones Industrial Average (DJIA) Index has lost 24.24 % since the start of the year, and the Deutsche Aktienindex (DAX) 46.33 %, while the Austrian Traded Index (ATX) held its ground, relatively speaking, with a loss of 6.15 %.

The utilities sector, which is normally considered a "safe haven" by comparison, has been hit by the share-price losses extremely hard this time around. Euro Stoxx 600 Utilities, the index of the most important European power-utility shares, dropped by as much as 39.85 % over the same period. The Verbund share did not escape these negative trends unscathed; at the end of August, it reached an annual low of EUR 70.05. It has recovered only slightly since then, settling at EUR 71.30. This corresponds to a performance of minus 15.12 % since the start of the year.

Even in turbulent times, with respect to the stock markets, the Verbund share, being a defensive stock, still allows for sustainable capital formation for medium to long-term investors. The performance of the Verbund share accounts for 131.94 % over a period of ten years, which translates to an average annual performance of 8.78%.

Turnover and market capitalization

In the quarter 1-3/2002, the Verbund share achieved a market capitalization of EUR 523.76 million, making it the sixth most traded share on the Prime Market, the new trading segment of the Vienna Stock Exchange (Wiener Börse AG). On average, 33,078 shares were traded every day. The total value of the company derived from its market capitalization amounted to EUR 2,197.47 million as of September 30, 2002.



Publisher:
Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft),
Am Hof 6a, A-1010 Vienna,
Phone: (+43-1) 53113-0, Fax: (+43-1) 53113-54191,
Internet-Homepage: www.verbund.at,
e-mail: investor@verbund.at
Investor Relations:
Mag. Andreas Wollein

Production, layout & graphics: Power Agency Kommunikations- und Werbeagentur GmbH,
Wipplingerstrasse 32, A-1010 Vienna,
Phone: (+43-1) 533 13 50, e-mail: office@poweragency.at
Translation: Werner Patels M.A./Dipl. Interpr.
Print: Astoria Druck- und Verlagsanstalt GmbH, 1230 Vienna